                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                  For the period 2 March 2001 to 11 May 2001


                  TELECOM CORPORATION OF NEW ZEALAND LIMITED
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington, New Zealand
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                               (File No. 1-10798)


         ------------------------------------------------------------

                                   CONTENTS


     This report on Form 6-K contains the following:

     1.     Nine Months & Third Quarter Results to 31 March 2001
            ----------------------------------------------------

     1.1    Condensed Financial Statements
     1.2    Management Commentary
     1.3    Media Release--11 May 2001

     2.     Miscellaneous Media Releases
            ----------------------------

     2.1    Hutchison and Telecom New Zealand Form 3G Alliance--11 May 2001
     2.2    Telecom and Microsoft extend New Zealand Relationship with Xtra and
              MSN Portal Partnership--11 May 2001

                     -------------------------------------


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                      TELECOM CORPORATION OF NEW ZEALAND LIMITED


                                      By:   /s/  Linda Cox
                                          -----------------------
                                          Linda Marie Cox
                                          Company Secretary


                                      Dated:  11 May 2001

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

For the nine months ended 31 March 2001 (Unaudited)

                                                              Year ended       Nine months ended
                                                               30 June               31 March
                                                              ----------     ------------------------
                                                                 2000         2000      2001     2001
------------------------------------------------------------------------     ------------------------
(Dollars in millions, except per share amounts)     notes         NZ$         NZ$       NZ$      US$
------------------------------------------------------------------------     ------------------------
Operating revenues
     Local service                                              1,064          796       803     328
     Calling                                          2         1,488        1,053     1,370     561
     Interconnection                                               90           66        69      28
     Cellular and other mobile services                           717          508       649     266
     Internet                                                     101           66       122      50
     Data                                                         434          316       442     181
     Other operating revenues                         2           437          299       824     337
     Abnormal revenues                                3            15           15         -       -
                                                               ------       ------------------------
                                                                4,346        3,119     4,279   1,751
                                                               ------       ------------------------
Operating expenses
     Labour                                                       486          354       383     157
     Cost of sales                                              1,079          702     1,398     572
     Other operating expenses                                     729          504       709     290
                                                               ------       ------------------------
                                                                2,294        1,560     2,490   1,019
                                                               ------       ------------------------
Earnings before interest, taxation, depreciation
  and amortisation                                              2,052        1,559     1,789     732
Depreciation and amortisation                         4           626          464       534     218
                                                               ------       ------------------------
Earnings before interest and taxation                           1,426        1,095     1,255     514
Interest income                                                    38           24        46      18
Interest expense                                                 (218)        (143)     (260)   (106)
                                                               ------       ------------------------
Earnings before income tax                                      1,246          976     1,041     426
Income tax expense                                               (395)        (318)     (303)   (124)
                                                               ------       ------------------------
Earnings after income tax                                         851          658       738     302
Share of losses of associate company after
  income tax                                                       (6)           -       (16)     (7)
Minority interests in profits of subsidiaries                      (8)          (6)        -       -
                                                               ------       ------------------------
Net earnings                                                      837          652       722     295
Capital note distribution costs after income tax                  (54)         (41)      (41)    (17)
                                                               ------       ------------------------
Net earnings attributable to shareholders                         783          611       681     278
                                                               ======       ========================
Net earnings per share                                         $0.447       $0.349    $0.387  $0.158
                                                               ======       ========================
Weighted average number of ordinary
  shares outstanding (in millions)                              1,753        1,753     1,758   1,758
                                                               ======       ========================

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

             CONSOLIDATED STATEMENT OF MOVEMENTS IN CAPITAL FUNDS

For the nine months ended 31 March 2001  (Unaudited)

                                                           Year ended          Nine months ended
                                                             30 June                31 March
                                                           -------------    -----------------------
                                                                2000          2000    2001    2001
------------------------------------------------------------------------    -----------------------
(Dollars in millions)                                 note      NZ$            NZ$     NZ$     US$
------------------------------------------------------------------------    ----------------------

Capital funds at the beginning of the period                    2,035        2,035   2,162     885

Net earnings attributable to shareholders                         783          611     681     278
Movement in foreign currency translation reserve                   48          (24)   (131)    (53)
                                                                -----        ---------------------
Total recognised revenues and expenses for the period             831          587     550     225

Movement in minority interests                                     82           72     (84)    (34)
Dividends                                               6        (906)        (679)   (198)    (81)
Tax credit on supplementary dividends                             100           75      22       9
Discount on capital notes amortised                                 1            1       1       -
Capital contributed                                                19            3      39      16
                                                                -----        ---------------------
Capital funds at the end of the period                          2,162        2,094   2,492   1,020
                                                                =====        =====================
Represented by:

Contributed capital                                               928          912     967     396
Foreign currency translation reserve                               49          (23)    (82)    (33)
Minority interests                                                 89           79       5       2
Retained earnings                                                 153          183     658     269
Capital notes                                                     943          943     944     386
                                                                -----        ---------------------
                                                                2,162        2,094   2,492   1,020
                                                                =====        =====================

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 March 2001 (Unaudited)

                                                    30 June         31 March
                                                    -------   -----------------------
                                                     2000      2000     2001     2001
-----------------------------------------------------------   -----------------------
(Dollars in millions)                       notes    NZ$       NZ$      NZ$      US$
-----------------------------------------------------------   -----------------------
ASSETS

Current assets:

Cash                                                    81       85      318      130
Short-term investments                                 617      101      594      243
Receivables and prepayments                            918    1,029    1,083      443
Inventories                                             40       40       36       15
                                                     -----    -----------------------
Total current assets                                 1,656    1,255    2,031      831

Long-term investments                                  455      284      705      288
Intangibles                                          1,620    1,557    1,963      803
Fixed assets                                         4,250    4,214    4,758    1,947
Other assets                                             -        8        -        -
                                                     -----    -----------------------
Total assets                                         7,981    7,318    9,457    3,869
                                                     =====    =======================

LIABILITIES AND CAPITAL FUNDS

Current liabilities:

Bank overdraft                                           -        -       11        5
Accounts payable and accruals                        1,242    1,036    1,265      517
Provisions--current                                     11       25        7        3
Debt due within one year                             1,462    2,584    3,169    1,296
Provision for dividend                                 227      227        -        -
                                                     -----    -----------------------
Total current liabilities                            2,942    3,872    4,452    1,821

Deferred taxation                                       13       29       71       29
Accounts payable                                         -      129        -        -
Provisions--non-current                                  3        2        -        -
Long-term debt                                       2,861    1,192    2,442      999
                                                     -----    -----------------------
Total liabilities                                    5,819    5,224    6,965    2,849
                                                     -----    -----------------------

Commitments and contingent liabilities      7,8

Capital funds:

Shareholders' funds                                  1,130    1,072    1,543      632
Capital notes                                          943      943      944      386
Minority interests                                      89       79        5        2
                                                     -----    -----------------------
Total capital funds                                  2,162    2,094    2,492    1,020
                                                     -----    -----------------------
Total liabilities and capital funds                  7,981    7,318    9,457    3,869
                                                     =====    =======================

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
For the nine months ended 31 March 2001  (Unaudited)

                                                              Year ended                     Nine months ended
                                                               30 June                             31 March
                                                           ----------------       -----------------------------------------------
                                                                2000                   2000             2001             2001
---------------------------------------------------------------------------       -----------------------------------------------
(Dollars in millions)                           note            NZ$                    NZ$              NZ$              US$
---------------------------------------------------------------------------       -----------------------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
 Cash received from customers                                   4,192                  2,928            3,777            1,546
 Interest income                                                   19                     19               44               18
 Dividend income                                                    4                      -              248              101
 Payments to suppliers and employees                           (2,093)                (1,422)          (2,350)            (961)
 Restructuring, onerous contracts and Year 2000 payments          (58)                   (40)              (4)              (2)
 Income tax paid                                                 (311)                  (275)            (165)             (68)
 Interest paid on debt                                           (208)                  (116)            (218)             (89)
                                                           ----------             ---------------------------------------------
Net cash flows from operating activities            9           1,545                  1,094            1,332              545
                                                           ----------             ---------------------------------------------
Cash flows from investing activities
Cash was provided from/(applied to):
 Sale of fixed assets                                              57                     16                8                3
 Purchase of long-term investments                               (238)                   (68)            (287)            (117)
 Acquisition of AAPT Limited, excluding cash                   (1,189)                (1,181)            (633)            (259)
 Sale/(purchase) of short-term investments, net                  (486)                    13               73               30
 Purchase of fixed assets                                        (837)                  (635)          (1,012)            (414)
 Capitalised interest paid                                        (18)                   (11)             (26)             (11)
 Proceeds from sale of subsidiary companies                        95                      -                -                -
                                                           ----------             ---------------------------------------------
Net cash flows applied to investing activities                 (2,616)                (1,866)          (1,877)            (768)
                                                           ----------             ---------------------------------------------
Cash flows from financing activities
Cash was provided from/(applied to):
 Proceeds from long-term debt                                   1,850                    179              395              162
 Repayment of long-term debt                                     (246)                  (128)            (465)            (190)
 Proceeds of short-term debt, net                                 466                  1,515            1,308              535
 Contributed capital                                               23                     20                1                -
 Dividends paid                                                  (894)                  (683)            (391)            (160)
 Capital note distribution costs paid                             (77)                   (77)             (77)             (32)
                                                           ----------             ---------------------------------------------
Net cash flows from financing activities                        1,122                    826              771              315
                                                           ----------             ---------------------------------------------
Net cash flow                                                      51                     54              226               92
Foreign currency translation adjustment                             1                      2                -                -
Opening cash position                                              29                     29               81               33
                                                           ----------             ---------------------------------------------
Closing cash position (including bank overdrafts)                  81                     85              307              125
                                                           ==========             =============================================

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 FINANCIAL STATEMENTS

     The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") have been prepared in accordance with Financial Reporting Standard ("FRS") No.24: Interim Financial Statements, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report for the year ended 30 June 2000.

     The financial statements for the nine months ended 31 March 2000 and 31 March 2001 are unaudited. The financial information for the year ended 30 June 2000 has been extracted from the audited financial statements of Telecom for that year.

     The financial statements are expressed in New Zealand dollars. The amounts pertaining to the most recent financial period are also expressed in United States ("US") dollars, the latter being presented solely for convenience and translated from New Zealand dollars, as a matter of arithmetical computation only, at a rate on 31 March 2001 of NZ$1.00 to US$0.4092. The US dollar amounts should not be construed as representations that the New Zealand dollars have been, could be, or could in the future be converted into US dollars at this or any other rate. References in these financial statements to "$", and "NZ$", are to New Zealand dollars, references to "US$" are to US dollars and "A$" are to Australian dollars.

     Accounting Policies

     During the nine months ended 31 March 2001, Telecom changed its accounting policy for the recognition of dividends proposed after balance date. Under the new policy, dividends proposed after balance date are disclosed in the notes to the financial statements (refer Note 10). Previously, all proposed dividends were recognised as liabilities in the Statement of Financial Position. This change has been made to conform to the requirements of the recently issued FRS5 "Events After Balance Date", issued by the Institute of Chartered Accountants of New Zealand, which Telecom has elected to adopt prior to its formal effective date of 30 June 2001.

     Except for the change in policy relating to dividends, the accounting policies used in the preparation of the financial statements for the nine months ended 31 March 2001 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2000.

     Reclassifications

     Certain reclassifications of prior periods' data have been made to conform to current period classifications.

NOTE 2 CALLING AND OTHER OPERATING REVENUES

                                                                   Year ended                 Nine months ended
                                                                     30 June                       31 March
                                                                   ----------                 -----------------
                                                                      2000                     2000        2001
                                            ---------------------- --------                   -----------------
                                            (Dollars in millions)      NZ$                      NZ$         NZ$
                                            ---------------------- -------                    -----------------
 Calling
     National                                                          932                      658         887
     International                                                     506                      356         431
     Other                                                              50                       39          52
                                                                   -------                    -----------------
                                                                     1,488                    1,053       1,370
                                                                   =======                    =================
 Other operating revenues
     Directories                                                       176                      152         159
     Equipment                                                          84                       65          47
     Miscellaneous other services                                      177                       82         373
     Dividends from associates                                           -                        -         245
                                                                   --------                   -----------------
                                                                       437                      299         824
                                                                   ========                   =================

Miscellaneous other services revenue for the nine months ended 31 March 2001 includes a gain of $20 million recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 3    ABNORMAL ITEMS

                                                               Year ended    Nine months ended
                                                                30 June          31 March
                                                               ----------    -----------------
                                                                  2000         2000     2001
                                     ------------------------------------    -----------------
                                     (Dollars in millions)        NZ$          NZ$      NZ$
                                     ------------------------------------    -----------------
Abnormal Revenues
Sale of AAPT Sat-Tel Pty Limited                                   15           15        -
                                                               ==========    =================

     Abnormal Revenues

     Sale of AAPT Sat-Tel Pty Limited

     In March 2000, AAPT Limited ("AAPT") completed the sale of its wholly-owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance are post acquisition profits relating to this sale, before minority interests, of $15 million.

NOTE 4    DEPRECIATION AND AMORTISATION

                                                               Year ended    Nine months ended
                                                                30 June          31 March
                                                               ----------    -----------------
                                                                  2000         2000     2001
                                     ------------------------------------    -----------------
                                     (Dollars in millions)        NZ$          NZ$      NZ$
                                     ------------------------------------    -----------------
     Depreciation                                                 583          436      458
     Amortisation                                                  43           28       76
                                                               ----------    -----------------
                                                                  626          464      534
                                                               ==========    =================

NOTE 5    ACQUISITION OF REMAINING AAPT SHARES

     During the quarter ended 31 December 2000 the group acquired the remaining shares in AAPT that it did not already own. Total consideration paid was $635 million resulting in additional goodwill at the date of purchase of $548 million. Full consolidation of AAPT's results was effective from 1 December 2000.

NOTE 6    DIVIDENDS

     Shares Issued in Lieu of Dividends

     Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the 31 December 2000, 30 September 2000 and 30 June 2000 quarterly dividends, 3,004,014, 1,658,827 and 2,172,669 shares respectively, with a total value of $16 million, $9 million and $14 million respectively, were issued in lieu of a cash dividend.

NOTE 7    COMMITMENTS

     Operating Leases

     Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 March 2001, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of restructuring) were $273 million (31 March 2000: $372 million, 30 June 2000: $275 million).

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 7    COMMITMENTS (continued)

     Finance Leases

     Telecom has entered into the sale and leaseback of certain assets. At 31 March 2001, the outstanding lease commitments were $24 million (31 March 2000: $81 million, 30 June 2000: $86 million).

     Capital Commitments

     At 31 March 2001, capital expenditure amounting to $197 million (31 March 2000: $604 million, 30 June 2000: $754 million) had been committed under contractual arrangements, with substantially all payments due within four years. The capital expenditure commitments principally relate to telecommunications network assets.

     In addition, Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Southern Cross achieved cable ready-for-service (RFS) in November 2000 and from 28 February 2001 provided full restoration capability between New Zealand, Australia and United States. In March 1998, Telecom contractually committed to purchase capacity on Southern Cross of approximately US$140 million. Telecom has remaining commitments of US$70m of which US$57 million is due in November 2001, with the balance payable over the following two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Payments of US$12 million, US$23 million, US$23 million and US$11 million are due on 31 January 2002, 2003, 2004 and 2005 respectively. In addition AAPT has committed to purchase capacity on Southern Cross at a cost of approximately US$26 million payable over the next three years.

     In addition, the Telecom Group has committed to provide additional funding of A$30 million to another associate company, over the next 12 months.

NOTE 8    CONTINGENT LIABILITIES

     Lawsuits and Other Claims

     In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

     In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

     On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

     Due to the nature of the Australian telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. To the extent that these disputes are settled in a manner that is contrary to Telecom's interests, it is possible that they will negatively impact on the Group's financial position. It is not currently possible to quantify any such impact.

     Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

     The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 8  CONTINGENT LIABILITIES (continued)

Close Down of CDMA Roll-out in Australia

In December 2000 Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to a comprehensive review of the rollout of a A$500 million CDMA mobile network in Australia. On 3 May 2001 Telecom announced that AAPT and Lucent had agreed to close down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues, whilst preserving their respective legal positions in the meantime. Included within capital work in progress is AAPT's cumulative expenditure to date on the project, totalling approximately A$125 million (excluding the costs of spectrum acquired). It is probable that the recoverable amount of these assets will be lower than the amount currently expended, but it is not yet possible to quantify the extent of any asset impairment or any other costs that may arise, as this is wholly dependant on the result of ongoing interaction between AAPT and Lucent.


Bank Guarantees

AAPT had issued bank guarantees totalling A$32 million as at 31 March 2001.


Cross Border Lease Guarantees

Telecom has entered into two cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote.


NOTE 9 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

                                                        Year ended       Nine months ended
                                                         30 June             31 March
                                                        ----------    -----------------------
                                                           2000        2000     2001     2001
------------------------------------------------------------------    -----------------------
(Dollars in millions)                                      NZ$         NZ$      NZ$      US$
------------------------------------------------------------------    -----------------------
Net earnings attributable to shareholders                   783         611      681      278
Adjustments to reconcile net earnings to net cash
  flows from operating activities:
    Depreciation                                            583         436      458      187
    Bad and doubtful accounts                                43          22       41       17
    Deferred income tax                                      24          20       32       13
    Share of losses of associate companies                    6           -       16        7
    Minority interests in profits of subsidiaries             8           6        -        -
    Capital note distribution costs                          54          41       41       17
    Goodwill amortised                                       43          28       76       31
    Sale of AAPT Sat-Tel Pty Limited                        (15)        (15)       -        -
    Other                                                    (2)          6      (17)      (6)
Changes in assets and liabilities net of effects of
  non-cash and investing and financing activities:
    Increase in accounts receivable and related items      (127)       (166)    (261)    (107)
    Decrease/(increase) in inventories                        6           6        4        2
    Increase in current taxation                             61          22      106       43
    Decrease in provisions                                  (57)        (40)      (4)      (2)
    Increase in accounts payable and related items          135         117      159       65
                                                          -----       -----------------------
Net cash flows from operating activities                  1,545       1,094    1,332      545
                                                          =====       =======================

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 10  SIGNIFICANT EVENTS AFTER BALANCE DATE

On 10 May 2001, the Board of Directors approved the payment of a total dividend of $88 million, representing 5 cents per share. In addition, a supplementary dividend totalling $11 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.


NOTE 11  QUARTERLY FINANCIAL INFORMATION

                                                                  Net          Earnings      Earnings    Net earnings      Net
                                                                abnormal        before        before     attributable    earnings
                                                  Operating    revenues/     interest and     income          to           per
                                                  revenues     (expenses)      taxation        tax       shareholders     share
                     ------------------------------------------------------------------------------------------------------------
                     (NZ dollars in millions,
                     except per share amounts)                                                                             NZ$
                     ------------------------------------------------------------------------------------------------------------
Quarter ended:
    30 September 2000                             1,291             -              343          280           161         0.092
    31 December 2000                              1,382             -              317          244           139         0.079
    31 March 2001                                 1,606             -              595          517           381         0.217
                                                ---------------------------------------------------------------------------------
Nine months ended 31 March 2001                   4,279             -            1,255        1,041           681         0.387
                                                =================================================================================
Quarter ended:
    30 September 1999                               887             -              365          337           209         0.119
    31 December 1999                                993             -              350          311           197         0.112
    31 March 2000                                 1,239            15              380          328           205         0.117
    30 June 2000                                  1,227             -              331          270           172         0.098
                                                =================================================================================
Year ended 30 June 2000                           4,346            15            1,426        1,246           783         0.447
                                                =================================================================================

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the period.

                                                                  [Telecom logo]

MANAGEMENT COMMENTARY

11 May 2001

Nine Months and Third Quarter Results to 31 March 2001

Telecom's consolidated net earnings of NZ$681 million for the nine months ended 31 March 2001 increased by NZ$70 million, or 11.5%, from NZ$611 million for the same period last year. Net earnings of NZ$381 million for the quarter ended
31 March 2001 ("Q3 2000-01") increased by NZ$176 million, or 85.9%, from NZ$205 million for the same period last year.

Revenue and net earnings for the nine months and third quarter include NZ$245 million (NZ$221 million after tax) of dividend income from the Southern Cross Cable Network.

Net earnings for the nine months and Q3 2000-01 represented earnings per share ("EPS") of NZ38.7 cents and NZ21.7 cents respectively. EPS increased by 10.9% and 85.5% for the nine months and Q3 2000-01 respectively compared with the same periods last year.

Revenue rose by 37.2% in the nine months to 31 March 2001 and by 29.6% in Q3 2000-01 compared with the same periods last year.

Results for the nine month period were impacted by the consolidation of AAPT revenue and expenses for the whole of the current period. In the comparative nine month period the AAPT revenues and expenses were consolidated for four months.

Telecom will pay a fully imputed Q3 2000-01 dividend of NZ5.0 cents per ordinary share in June 2001. The dividend for the quarter ended 31 March 2000 ("Q3 1999-2000") was NZ11.5 cents per ordinary share.

-------------------------------------------------------------------------------
EARNINGS OVERVIEW

                                        Nine Months Ended                           Quarter Ended
                                             31 March                                 31 March
                                ------------------------------             ----------------------------
                                   2000       2001      Change                2000       2001    Change
                                  NZ$m        NZ$m        %                   NZ$m       NZ$m      %
                                ------------------------------             ----------------------------
Operating revenues               3,119       4,279         37.2             1,239       1,606     29.6
Operating expenses               2,024       3,024         49.4               859       1,011     17.7
Operating expenses excluding
 cost of sales                   1,322       1,626         23.0               504         537      6.5
EBIT*                            1,095       1,255         14.6               380         595     56.6
EBITDA#                          1,559       1,789         14.8               552         779     41.1
Net earnings                       611         681         11.5               205         381     85.9
Earnings per share (cents)        34.9        38.7         10.9              11.7        21.7     85.5

* Earnings before interest and tax.
# Earnings before interest, tax, depreciation and amortisation.
--------------------------------------------------------------------------------

KEY PERFORMANCE INDICATORS

                                                         Nine Months        Nine Months       Q3          Q3
                                                           1999-00            2000-01       1999-00     2000-01
Operating Margin (%)   *                                      35.1              29.3          30.7        37.0
Asset Utilisation (%)   #                                     68.0~             72.1~         70.7~       76.1~
Net Interest Cover (times)   &                                 5.8               4.2           5.0         5.6
Return on Average Total Assets (%)  +                         23.9~             21.1~         21.7~       28.2~
Net Debt/Net Debt plus Capital Funds (%)                      63.0              65.3          63.0        65.3

*  Surplus from operations/operating revenue
#  Operating revenue/average total assets (net of cash and short-term investments)
&  Surplus from operations/net interest expense (before interest capitalised) inclusive of capital note coupons
+  Surplus from operations/average total assets (net of cash and short-term investments)
~  Annualised

DIVIDENDS

The quarterly dividend of NZ5.0 cents per share represents a distribution of approximately 23% of third quarter net earnings. The cumulative dividend of NZ15.0 cents for the nine months to 31 March 2001 represents a distribution of approximately 39% of net earnings for the nine months.

Shareholders will be able to reinvest third quarter dividends in further shares under Telecom's Dividend Reinvestment Plan. Shares will be offered at a discount of 3% to the price calculated under the terms of the plan.

Telecom's dividend policy is to target a dividend payout ratio of around 50% of annual net earnings. The actual payment ratio will be dependent on earnings, cash flow and other investment opportunities that might arise in the future.

As a matter of practice, Telecom expects to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

================================================================================
Q3 dividends
     Ordinary shares                                         NZ5.0 cents
     American Depositary Shares                           *US16.37 cents
     Supplementary dividend (to non-resident holders)
      Per ordinary share                                    NZ0.88 cents
      Per American Depositary Share                        *US2.89 cents
"Ex" dividend dates
     New Zealand Stock Exchange                              4 June 2001
     Australia Stock Exchange                                28 May 2001
     New York Stock Exchange                                 29 May 2001
Books closing dates
     New Zealand, Australia Stock Exchanges                  1 June 2001
     New York Stock Exchange                                 31 May 2001
Payment dates
     New Zealand, Australia                                 15 June 2001
     New York                                               22 June 2001

*  Estimated based on an exchange rate at 31 March 2001 of NZ$1.00 to US$0.4092.
================================================================================

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "aim", "anticipate", "intend" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand telecommunications market, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

Overview of ResultS

Telecom's consolidated surplus from operations (including dividend income received from Southern Cross) for the nine months and the quarter are summarised in the tables on pages 29 and 30.

The following commentary separates the surplus from operations, revenue and expenses between those earned/incurred in New Zealand and Australia. For the purposes of this geographic split, Australia is deemed to include the AAPT Group ("AAPT") and TCNZ Australia Pty Limited ("TCNZA"), while New Zealand is deemed to comprise the remainder of the Telecom Group including all other international operations.


Surplus from Operations

===============================================================================================
                                       Nine Months                     Third quarter
                              2000       2001         Change    2000       2001          Change
                              NZ$m       NZ$m           %       NZ$m       NZ$m            %
-----------------------------------------------------------------------------------------------
New Zealand *
Total revenue                 2,701      2,987         10.6       918     1,163           26.7
Total expenses               (1,615)    (1,692)         4.8      (547)     (546)          (0.2)
                             ------------------------------     -------------------------------
Surplus from operations       1,086      1,295         19.2       371       617           66.3

Australia
Total revenue                   403      1,292          NM        306       443           44.8
Total expenses                 (390)    (1,267)         NM       (299)     (443)          48.2
                             ------------------------------     -------------------------------
Surplus from operations          13         25          NM          7         -         (100.0)

Abnormal items                   15          -          NM         15         -         (100.0)
Goodwill amortised on
consolidation of AAPT           (19)       (65)         NM       (13)       (22)          69.2
                             ------------------------------     -------------------------------
Total Group surplus from
operations                    1,095      1,255         14.6       380       595           56.6

NM = Not a meaningful comparison
* includes Southern Cross dividend income
===============================================================================================

The group surplus from operations increased by NZ$160 million, or 14.6%, for the nine months and increased by NZ$215 million, or 56.6%, for Q3 2000-01 compared with the same periods last year. These increases were largely due to the receipt in Q3 2000-01 of $245 million dividend income from the Southern Cross Cable network.

The contribution made to the group surplus from operations by dividend income for the nine months was partially offset by an increase in goodwill amortised with respect to AAPT (an increase of NZ$46 million), and a lower surplus from New Zealand operations (excluding the above dividend) of NZ$36 million.

In the third quarter the impact of dividend income on the group surplus from operations was partially offset by a lower surplus from operations in Australia (NZ$22 million) and increased goodwill amortisation in respect of AAPT (NZ$9 million).

Revenue

=========================================================================================================
Total Operating Revenue                     Nine months                               Third quarter
                                      2000       2001    Change                2000       2001    Change
                                      NZ$m       NZ$m      %                   NZ$m       NZ$m      %
---------------------------------------------------------------------------------------------------------
New Zealand                          2,701      2,987     10.6                  918       1,163      26.7

Australia                              403      1,292       NM                  306         443      44.8

Abnormal items                          15          -       NM                   15           -    (100.0)
                                     -------------------------                ----------------------------
Total Group                          3,119      4,279     37.2                1,239       1,606      29.6

NM = Not a meaningful comparison
=========================================================================================================

Revenue rose by 37.2% in the nine months to 31 March 2001 and by 29.6% in Q3 2000-01 compared with the same periods last year. Revenue growth in New Zealand reflected Southern Cross dividends and growth in data, internet, calling and other operating revenues.

Telecom purchased a controlling interest in AAPT on 27 November 1999, with full consolidation of AAPT effective from 1 December 1999. In the nine months ended 31 March 2001 there is a full nine months of AAPT revenue while the corresponding prior period includes only four months of AAPT revenue. To facilitate more meaningful comparison the tables that follow for AAPT show AAPT revenue (in Australian dollars ("A$")) and volumes for the full nine months ended 31 March 2000. For certain items, the % change in the NZ$ balances is not identical to the % change in the equivalent A$ balances as a result of movements in the NZ$:A$ exchange rate.

Local Service revenue

=========================================================================================================
                                            Nine months                              Third quarter
                                      2000       2001    Change                2000       2001    Change
                                      NZ$m       NZ$m      %                   NZ$m       NZ$m      %
=========================================================================================================
New Zealand                            792        782     (1.3)                 262        260      (0.8)

Australia                                4         21       NM                    3          8     166.7
                                     --------------------------              ----------------------------
Total Group                            796        803      0.9                  265        268       1.1

NM = Not a meaningful comparison
=========================================================================================================

New Zealand

=========================================================================================================
                                                Nine months                        Third quarter
                                          2000        2001     Change          2000        2001    Change
                                          NZ$m        NZ$m       %             NZ$m        NZ$m       %
---------------------------------------------------------------------------------------------------------
Business & residential access
- Revenue ($m)                             636         631       (0.8)           211        212      0.5
- Access lines residential (000s)        1,348       1,356        0.6
- Access lines business (000s)             335         321       (4.2)
- Centrex lines (000s)                      76          76          -

Local calls *
- Revenue ($m)                             100          93       (7.0)            32          29    (9.4)
- Call minutes (m)                       2,517       2,478       (1.5)           815         793    (2.7)

Smartphone/messaging
- Revenue ($m)                              56          58        3.6             19          19       -

*  Includes business local calls, residential calls under NZ20 cents local calling option and Centrex and VPN local calls.
=========================================================================================================


The decrease in access revenue of NZ$5 million, or 0.8%, for the nine months was largely due to a reduction in business rental reflecting a 4.2% reduction in the number of business lines.

Local service revenue and access line growth have been affected by the entry of Telstra-Saturn Limited (formerly Saturn Communications) into the Wellington and Christchurch local service market, the migration of local access to ISDN services and increased use of cellular phones. Telecom has revised its local access pricing structures resulting in lower access charges for certain customers effective from March 2001.

Australia

=========================================================================================================
                                                Nine months                        Third quarter
AAPT                                      2000*       2001     Change          2000        2001    Change
                                           A$m         A$m       %              A$m         A$m       %
---------------------------------------------------------------------------------------------------------
Local service
- Revenue (A$m)                             6           15      150.0             2           6     200.0
- Call minutes (m)                        108          365      238.0            47         150     219.1
- Average price (cents)                   5.3          4.0      (24.5)          5.4         3.7     (31.5)

* For comparison purposes, 2000 figures are for the full nine months.
=========================================================================================================

AAPT's local service revenue, which includes all switched local revenue, grew by 150% to A$15 million for the nine months and by 200% to A$6 million for Q3 2000-01 compared with the previous corresponding periods. This revenue growth was driven by increased local calling volumes, resulting from continued and successful penetration of the business and corporate market in Australia.

National revenue

========================================================================================================
                                                Nine months                        Third quarter
                                         2000        2001     Change          2000        2001    Change
                                         NZ$m        NZ$m       %             NZ$m        NZ$m       %
--------------------------------------------------------------------------------------------------------
New Zealand                              534         538        0.7           182         181      (0.5)

Australia                                124         349         NM            95         113      18.9
                                     ------------------------------          ---------------------------
Total Group                              658         887       34.8           277         294       6.1
NM = Not a meaningful comparison
========================================================================================================

New Zealand

=========================================================================================================
                                                Nine months                        Third quarter
                                          2000        2001     Change          2000        2001    Change
                                          NZ$m        NZ$m       %             NZ$m        NZ$m       %
--------------------------------------------------------------------------------------------------------
National calls
 - Revenue ($m)                            230          209      (9.1)           76         68     (10.5)
 - Call minutes (m)                      1,632        1,767       8.3           545        583       7.0
 - Average price (cents)                  14.1         11.8     (16.3)         13.9       11.7     (15.8)

Calls to cellular networks
 Revenue ($m)                              205          227      10.7            73         78       6.8
 Interconnect cost ($m)                    (52)         (60)     15.4           (19)       (22)     15.8
                                    ---------------------------------         --------------------------
 Gross margin ($m)                         153          167       9.2            54         56       3.7

 - Call minutes (m)                        423          477      12.8           149        163       9.4
 - Average price (cents)                  48.5         47.6      (1.9)         49.0       47.9      (2.2)

National 0800
 - Revenue ($m)                             89           93       4.5            30         31       3.3
 - Call minutes (m)                        503          555      10.3           172        191      11.0
 - Average price (cents)                  17.7         16.8      (5.1)         17.4       16.2      (6.9)
=========================================================================================================

National calls revenue decreased by 9.1% for the nine months and 10.5% for Q3 2000-01 compared with the same periods last year, as a result of a decline in the average price per call minute, reflecting various capped specials and rate reductions, partly offset by an increase in call minutes.

Fixed line to cellular revenue increased by 10.7% for the nine months and 6.8% for Q3 2000-01 compared with the same periods last year reflecting an increased number of call minutes.

The growth in fixed line to cellular revenue was partly offset by an increase in the cost of interconnecting with other cellular carriers (see "Cost of Sales"). The fixed line to cellular margin increased by 9.2% for the nine months and 3.7% for Q3 2000-01 compared with the same periods last year.

Australia

===============================================================================
                                   Nine months               Third quarter
AAPT                         2000*    2001     Change    2000    2001    Change
                              A$m      A$m       %        A$m     A$m      %
-------------------------------------------------------------------------------
National  calls
- Revenue ($m)                128       143     11.7       44      47      6.8
- Call minutes (m)            799     1,042     30.4      294     356     21.1
- Average price (cents)      16.0      13.7    (14.4)    15.0    13.2    (12.0)

Calls to cellular network
- Revenue ($m)                 67       130     94.0       31      46     48.4
- Call minutes (m)            169       355    110.1       78     126     61.5
- Average price (cents)      39.6      36.6     (7.6)    39.7    36.5     (8.1)

* For comparison purposes, 2000 figures are for the full nine months.
===============================================================================

AAPT National revenue grew by 11.7% to A$143 million for the nine months and by 6.8% to A$47 million for Q3 2000-01.

Revenue from calls to cellular networks grew by 94.0% in the nine months and 48.4% in Q3 2000-01 as a result of growth in the volume of calls following the introduction in Australia of pre-selection for fixed line to cellular networks in September 1999.


International revenue

===============================================================================
                                    Nine months              Third quarter
                               2000    2001    Change    2000    2001    Change
                               NZ$m    NZ$m       %      NZ$m    NZ$m       %
-------------------------------------------------------------------------------
New Zealand                     286     296      3.5       90      93      3.3
Australia                        70     135       NM       53      43    (18.9)
                               ----------------------    ----------------------
Total Group                     356     431     21.1      143     136     (4.9)

NM = Not a meaningful comparison
===============================================================================


New Zealand

===============================================================================
                                    Nine months              Third quarter
                               2000    2001    Change    2000    2001    Change
                               NZ$m    NZ$m       %      NZ$m    NZ$m       %
-------------------------------------------------------------------------------
Outward calls
- Revenue ($m)                  150     145     (3.3)      47      46     (2.1)
- Call minutes (m)              421     495     17.6      143     163     14.0
- Average price (cents)        35.6    29.3    (17.7)    32.9    28.2    (14.3)
Inward calls
- Revenue ($m)                  112     121      8.0       38      36     (5.3)
- Call minutes (m)              319     348      9.1      105     113      7.6
- Average price (cents)        35.1    34.8     (0.9)    36.2    31.9    (11.9)
===============================================================================

========================================================================================================
International Margin                             Nine months                        Third quarter
                                          2000        2001    Change          2000        2001    Change
                                          NZ$m        NZ$m      %             NZ$m        NZ$m       %
--------------------------------------------------------------------------------------------------------
International outwards revenue            150          145     (3.3)           47          46      (2.1)
International inwards revenue             112          121      8.0            38          36      (5.3)
International outpayment                 (131)        (137)     4.6           (45)        (40)    (11.1)
                                         ---------------------------          -------------------------
Net international margin before
 transits                                 131          129     (1.5)           40          42       5.0
========================================================================================================

The net margin received from Telecom international business (outward and inward call revenue less the international outpayment), excluding the transit call margin, decreased by 1.5% for the nine months and increased by 5.0% for Q3 2000-01 compared with the same periods last year.

International outwards revenue decreased by NZ$5 million and NZ$1 million for the nine months and Q3 2000-01 respectively. Growth in outward call minutes was more than offset by the effect of price specials offered to New Zealand customers and significant price reductions resulting in a 3.3% and 2.1% reduction in international outwards revenue for the nine months and third quarter respectively.

Inward call revenue increased by NZ$9 million, or 8.0% for the nine months and decreased by NZ$2 million, or 5.3%, for Q3 2000-01 compared with the same periods last year. This is largely the result of an increase in the number of inward call minutes by 9.1% and 7.6% for the nine months and Q3 2000-01 respectively, offset in the quarter by an 11.9% reduction in the average price per minute, reflecting renegotiated trade direct agreements. The lower trade direct rates have also resulted in a reduction in the outpayment for the quarter.

The net international margin for Q3 2000-01 increased by NZ$2 million or 5.0%. The average cost of terminating international outbound minutes reduced by 22.2%. This was offset by a reduction in the revenue received from inward calls with the average price per minute for inwards calls falling by 11.9%.

=========================================================================================================
                                                  Nine months                        Third quarter
                                          2000        2001     Change          2000        2001    Change
                                          NZ$m        NZ$m       %             NZ$m        NZ$m       %
---------------------------------------------------------------------------------------------------------
New Age Transits
 - Margin ($m)                             25          31       24.0             9          11      22.2
 - Call minutes (m)                       377         488       29.4           136         176      29.4
 - Average margin (cents)                 6.6         6.4       (3.0)          6.6         6.3      (4.5)
=========================================================================================================

The new age transits call margin (revenue net of outpayments) increased due to higher volumes partly offset by lower average margins per call minute in the nine months and Q3 2000-01. The increased volume from the transit business is attributable to the utilisation of a variety of outward routing options and to new transit traffic through Telecom points of presence ("POPs") in the US, Japan, Australia and the UK.

Australia

===========================================================================================
                                         Nine months                   Third quarter
AAPT                              2000*     2001     Change     2000     2001      Change
                                  A$m        A$m       %        A$m      A$m          %
-------------------------------------------------------------------------------------------
International revenue
 - Revenue ($m)                    123      106      (13.8)       42       34      (19.0)
 - Call minutes (m)                374      396        5.9       138      142        2.9
 - Average price (cents)          32.9     26.8      (18.5)     30.4     23.9      (21.4)

* For comparison purposes, 2000 figures are for the full nine months.
===========================================================================================

Growth of 5.9% in call minutes for the nine months and 2.9% for the quarter compared to the previous periods, reflected the volume stimulation from competitive pricing offered by AAPT in the Australian market.

While these volumes grew, continued pricing pressure on this product area resulted in a 13.8% decrease in revenue for the nine months and a 19.0% decrease for Q3 2000-01 compared to the previous corresponding periods.


Cellular and Other Mobile Services revenue

=====================================================================================
                                        Nine months                Third quarter
                                  2000     2001    Change     2000     2001    Change
                                  NZ$m     NZ$m      %        NZ$m     NZ$m      %
-------------------------------------------------------------------------------------

New Zealand                       412      410     (0.5)      135      136      0.7

Australia                          96      239      NM         72       79      9.7
                                  ---------------------------------------------------
Total Group                       508      649     27.8       207      215      3.9

NM = Not a meaningful comparison
=====================================================================================

New Zealand

================================================================================================
                                               Nine months                   Third quarter
                                      2000         2001      Change     2000     2001     Change
                                      NZ$m         NZ$m        %        NZ$m     NZ$m       %
------------------------------------------------------------------------------------------------
Cellular and Other Mobile
Total mobile revenue ($m)              412          410       (0.5)     135      136        0.7
Mobile cost of sales ($m)             (103)        (118)      14.6      (29)     (30)       3.4
                                      ----------------------------------------------------------
Mobile gross margin ($m)               309          292       (5.5)     106      106          -

Cellular
Cellular revenue ($m)                  390          385       (1.3)     127      128        0.8
Call minutes (m)                       789          881       11.7      275      297        8.0

Connections at period end (000s)
 - Postpaid                            472          506        7.2
 - Prepaid                             450          763       69.6
                                      -----------------------------
 - Total                               922        1,269       37.6

Average revenue per customer
 - Postpaid ($ per month)             78.2         73.6       (5.9)    76.8     71.6       (6.8)
 - Prepaid ($ per month)              11.8          8.3      (29.7)    10.3      7.1      (31.1)
 - Total ($ per month)                51.7         37.7      (27.1)    45.9     34.4      (25.1)
================================================================================================

Telecom had 1,269,000 cellular connections in New Zealand at 31 March 2001 compared with 922,000 at 31 March 2000, an increase of 37.6%.

The net increase in total connections was 118,000 for Q3 2000-01 and 347,000 for the year ended 31 March 2001. This included an increase in postpaid connections for the year of 34,000 as new pricing plans for postpaid customers, including free minutes and additional services, have attracted large numbers of customers.

Prepaid service has continued to be popular with consumers. The total number of prepaid customers, including third party connections, at 31 March 2001 was 763,000, approximately 60% of total connections.

Mobile revenue and the mobile gross margin, set out in the table above, do not include revenue from fixed line to cellular calls terminating on Telecom's cellular network. These calls are included as part of National revenue.

Mobile cost of sales increased by 14.6% for the nine months and 3.4% for Q3 2000-01, reflecting the significant growth in the number of cellular connections over the past year. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones contributed to the increase in mobile cost of sales.

Average revenue per cellular customer decreased by 27.1% and 25.1% for the nine months and Q3 2000-01 respectively, reflecting the higher proportion of prepaid connections. Average revenue per prepaid connection is lower than the average revenue per postpaid connection.

Australia

=========================================================================================================
                                                Nine months                        Third quarter
AAPT                                      2000*       2001     Change          2000        2001    Change
                                           A$m         A$m       %              A$m         A$m       %
---------------------------------------------------------------------------------------------------------
Cellular
Cellular revenue ($m)                      163         189      16.0            57          66      15.8
Customers (000s)                           201         241      19.9

* For comparison purposes, 2000 figures are for the full nine months.
========================================================================================================

AAPT cellular revenue grew by 16.0% to A$189 million for the nine months and by 15.8% to A$66 million for Q3 2000-01 compared to the previous corresponding periods, despite an increasingly competitive environment in Australia.

As at March 31, AAPT had a total of 241,000 cellular customers in Australia, an increase of 19.9% compared to March 2000.

Internet revenue

====================================================================================================
                                                Nine months                        Third quarter
                                          2000     2001     Change          2000      2001    Change
                                          NZ$m     NZ$m       %             NZ$m      NZ$m       %
----------------------------------------------------------------------------------------------------
New Zealand                                48       56       16.7            16        19      18.8

Australia                                  18       66         NM            14        24      71.4
                                        --------------------------          ------------------------
Total Group                                66      122       84.8            30        43      43.3

NM = Not a meaningful comparison
====================================================================================================

New Zealand

=======================================================================================================
                                                Nine months                        Third quarter
                                         2000        2001     Change         2000        2001    Change
                                         NZ$m        NZ$m       %            NZ$m        NZ$m       %
-------------------------------------------------------------------------------------------------------
Internet revenue ($m)                      48          56      16.7            16          19     18.8

Xtra registered customers (000s)          268         359      34.0

Xtra dial-up hours (m)                   32.1        53.0      65.1          12.4        19.9     60.5
Average hours per active
 customer (per month)                    18.8        23.9      27.1          20.2        25.4     25.7
=======================================================================================================

Internet revenue in New Zealand increased by NZ$8 million, or 16.7%, for the nine months and by NZ$3 million, or 18.8%, for Q3 2000-01. The current nine month period was impacted by the emergence of the free Internet Service Provider ("ISP") model. Early calendar 2001 has seen most free ISPs stop acquiring new subscribers or revert to a paying model.

Telecom's Internet service provider "Xtra" had approximately 359,000 registered customers at 31 March 2001, compared with 268,000 at 31 March 2000, an increase of 34%. Of the registered customers, approximately 76% were active during the last month of the quarter.

Australia

===========================================================================================
                                            Nine months                 Third quarter
AAPT                                 2000*     2001     Change     2000     2001     Change
                                     A$m       A$m        %        A$m      A$m        %
-------------------------------------------------------------------------------------------
Internet revenue ($m)                 30        52       73.3       11       19       72.7

Customers (000's)                     52        76       46.2

* For comparison purposes, 2000 figures are for the full nine months.
===========================================================================================

AAPT's Internet revenue, from its internet and e-commerce business connect.com.au, increased by 73.3% for the nine months and 72.7% for Q3 2000-01, compared to the previous corresponding periods.

Data revenue

===========================================================================================
                                            Nine months                 Third quarter
                                     2000      2001     Change     2000     2001     Change
                                     NZ$m      NZ$m       %        NZ$m     NZ$m       %
-------------------------------------------------------------------------------------------
New Zealand                          271       307       13.3        94      105       11.7

Australia                             45       135        NM         34       52       52.9
                                     ------------------------------------------------------
Total Group                          316       442       39.9       128      157       22.7

NM = Not a meaningful comparison
===========================================================================================

New Zealand

===========================================================================================
                                            Nine months                 Third quarter
                                     2000      2001     Change     2000     2001     Change
                                     NZ$m      NZ$m       %        NZ$m     NZ$m       %
-------------------------------------------------------------------------------------------
Jetstream / Netgate revenue ($m)       6        16      166.7        3        7      133.3
Frame Relay revenue ($m)              13        20       53.8        5        7       40.0
ISDN revenue ($m)                     54        62       14.8       18       20       11.1

Jetstream connections (000s)           2        13      550.0

===========================================================================================

Data revenue in New Zealand increased by NZ$36 million, or 13.3%, for the nine months and by NZ$11 million, or 11.7%, for Q3 2000-01. This growth was driven by increased volumes of data traffic.

ISDN revenue increased by 14.8% for the nine months and by 11.1% for Q3 2000-01. The increase in ISDN revenue partly reflected migration from basic access services.

IP based products such as Jetstream and Netgate have performed strongly.
Revenue for these two products grew 166.7% for the nine months and 133.3% for Q3 2000-01. Frame Relay also performed strongly, with revenue growth of 53.8% for the nine months and 40.0% for Q3 2000-01. ISDN revenue continued to grow.

Australia

=========================================================================================================
AAPT and TCNZA                                   Nine months                        Third quarter
                                          2000*       2001     Change          2000        2001    Change
                                           A$m         A$m       %              A$m         A$m       %
---------------------------------------------------------------------------------------------------------
Data revenue ($m)                          53          108      103.8           27          43     59.3
* For comparison purposes, 2000 figures are for the full nine months.
=========================================================================================================

Revenue from data services grew by 103.8% for the nine months and 59.3% for the quarter to 31 March 2001.

AAPT's revenue increase was largely driven by continued expansion of the AAPT owned VicOne network and continued penetration in corporate and government markets. TCNZA's revenue growth was driven by the provision of data services to CBA.

Directories revenue

Directories revenue is earned in New Zealand only. Total directories revenue increased by NZ$7 million, or 4.6%, for the nine months and was unchanged for Q3 2000-01 compared with the same period last year.

Revenue from regional directories increased by approximately 4.2% for the nine months as a result of tariff and volume growth in both The Telephone Book and YELLOW PAGES(R) products.

Miscellaneous Other Services revenue

================================================================================================
                                                Nine months                   Third quarter
                                         2000      2001     Change       2000     2001    Change
                                         NZ$m      NZ$m       %          NZ$m     NZ$m       %
------------------------------------------------------------------------------------------------
New Zealand                               38        53       39.5         18        10     (44.4)
Australia                                 44       320         NM         33       111     236.4
                                       --------------------------        -----------------------
Total Group                               82       373         NM         51       121     137.3
NM = Not a meaningful comparison
================================================================================================

New Zealand

Miscellaneous revenue for New Zealand increased by NZ$15 million, or 39.5% for the nine months and decreased by NZ$8 million or 44.4% for Q3 2000-01. Revenue for the nine months includes a gain of NZ$20 million recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross-border finance lease in the first quarter of 2000-01.

Australia

Miscellaneous revenue for AAPT increased by 123.5% to A$228 million for the nine months and by 133.3% to A$77 million for Q3 2000-01. This revenue is derived largely from resale services.

AAPT relaunched a bundled residential telephony product incorporating local and long distance under the banner of Full Service in late 1999. The successful takeup of this product resulted in a 128.4% increase in resale services revenue for the nine months and a 148.5% increase for Q3 2000-01 compared to the previous corresponding periods.

Dividends from Associates

Telecom received dividends from associates of NZ$263 million in Q3 2000-01. These dividends were from Telecom's investment in the Southern Cross Cable network. The first NZ$18 million of the dividends reduced the equity interest recorded in the Statement of Financial Position to zero with the remaining NZ$245 million being treated as income.

Operating Expenses

=====================================================================================
Total Operating Expenses             Nine months                  Third quarter
                             2000      2001      Change     2000       2001    Change
                             NZ$m      NZ$m        %        NZ$m       NZ$m      %
-------------------------------------------------------     -------------------------
New Zealand                  1,615     1,692      4.8       547        546     (0.2)

Australia                      390     1,267       NM       299        443     48.2

Goodwill amortised on
consolidation of AAPT           19        65       NM        13         22     69.2
                             --------------------------     -------------------------
Total Group                  2,024     3,024     49.4       859      1,011     17.7

NM = Not a meaningful comparison
=====================================================================================

Total operating expenses in New Zealand increased by NZ$77 million, or 4.8%, for the nine months and decreased by NZ$1 million, or 0.2%, for Q3 2000-01.

The increase for the nine months was largely due to higher cost of sales and other operating expenses partly offset by lower labour and depreciation costs. The decrease in the quarter reflects a range of cost saving initiatives introduced in the current financial year.

Expense growth in Australia for the nine months was impacted by the consolidation of AAPT expenses for the entire period. In the comparable period, AAPT expenses were consolidated for four months from 1 December 1999. The increase in AAPT's Q3 2000-01 expenses against the comparable prior period, particularly cost of sales, is related to its revenue growth.


Labour

==================================================================================
                                    Nine months                  Third quarter
                             2000     2001     Change     2000     2001     Change
                             NZ$m     NZ$m       %        NZ$m     NZ$m       %
----------------------------------------------------------------------------------
New Zealand                  312      279      (10.6)     102       88      (13.7)

Australia                     42      104        NM        32       29       (9.4)
                             ------------------------     ------------------------

Total Group                  354      383        8.2      134      117      (12.7)

NM = Not a meaningful comparison
==================================================================================



                             Personnel Numbers
                                                            Variation to March 2001
                             March     June       March          March     June
                             2000      2000       2001           2000      2000
------------------------------------------------------------------------------------
New Zealand                  6,774     5,717      5,353         (1,421)    (364)
Australia                    1,330     1,507      2,041            711      534
                             -------------------------------------------------------
Total                        8,104     7,224      7,394           (710)     170
                             -------------------------------------------------------
====================================================================================

New Zealand

The decrease in labour costs of NZ$33 million, or 10.6%, for the nine months and NZ$14 million, or 13.7%, for Q3 2000-01 largely reflects the sale of ConnecTel, Telecom's design, build and maintenance subsidiary, effective from 1 June 2000. The outsourcing of information services to EDS effective from 1 September 1999 also contributed to the decrease for the nine months. The sale of ConnecTel and outsourcing of information services have affected expenses which are included in "Other Operating Expenses". These reductions were partly offset by salary increases arising from Telecom's annual salary review process.

The reduction of 1,421 in personnel numbers between 31 March 2000 and 31 March 2001 largely reflects the impact of the sale of ConnecTel.

Australia

Labour costs for AAPT increased by 4.4% to A$71 million for the nine months and decreased by 16% to A$21 million for Q3 2000-01. The decrease for the quarter is due to the recovery of labour to capital projects.

Salary costs increased with the recruitment of additional staff to manage AAPT's customer and volume growth and the highly competitive labour market for experienced telecommunications personnel.


Cost of Sales

=========================================================================================================
                                                Nine months                        Third quarter
                                          2000      2001     Change          2000        2001     Change
                                          NZ$m      NZ$m       %             NZ$m        NZ$m        %
---------------------------------------------------------------------------------------------------------
New Zealand                               423       469      10.9             141        150         6.4
Australia                                 279       929        NM             214        324        51.4
                                        --------------------------          ----------------------------
Total Group                               702     1,398      99.1             355        474        33.5
NM = Not a meaningful comparison
==========================================================================================================

New Zealand

Cost of sales increased by NZ$46 million, or 10.9%, for the nine months and NZ$9 million, or 6.4%, for Q3 2000-01. The increase for the nine months was largely due to higher mobile, international and interconnect cost of sales. In the third quarter higher cost of sales were due to an increase in interconnect cost of sales, partially offset by a decrease in the international outpayment.

Mobile cost of sales increased by NZ$15 million, or 14.6%, for the nine months and by NZ$1 million, or 3.4%, for Q3 2000-01 (see "Cellular and Other Mobile Services").

While the high rate of cellular connection growth is having a negative impact on short-term earnings performance due to the immediate write-off of cellular acquisition costs, Telecom believes significant value accretion will accrue from its recent high number of customer acquisitions.

Most Australasian telecommunications companies have adopted the accounting policy of capitalising cellular acquisition costs with amortisation over the life of the underlying contracts. Telecom has considered adopting this policy but has decided against it at this time. Had Telecom adopted this policy effective from 1 July 2000, mobile cost of sales would have been lower by approximately NZ$33 million in the nine months and by approximately NZ$3 million for Q3 2000-01.

Interconnect expense increased by NZ$34 million, or 46.2%, for the nine months and by NZ$12 million, or 46.7%, for Q3 2000-01 reflecting the growth in national and incoming international calls to Vodafone's cellular network, and an increase in calls to other landline carriers.

International cost of sales for outbound calls increased by NZ$6 million, or 4.6%, for the nine months and decreased by NZ$5 million, or 11.1% for Q3 2000-
01. The decrease for the quarter reflects a reduction in the average price per minute reflecting renegotiated trade direct agreements which has resulted in a reduction in the international outpayment (see "International").

Australia

AAPT's cost of sales increased by 44.6% to A$681 million for the nine months and by 41.2% to A$240 million for Q3 2000-01. This increase was largely due to the successful takeup of Smartchat's bundled residential telephony product, which includes the resale of Telstra's local call service.

Cost of sales in Australia also included costs associated with the outsourcing contract with CBA.

Other Operating Expenses

===============================================================================
                                Nine months                 Third quarter
                          2000     2001     Change     2000     2001     Change
                          NZ$m     NZ$m       %        NZ$m     NZ$m       %
-------------------------------------------------------------------------------
New Zealand                453      526      16.1       158      168       6.3
Australia                   51      183       NM         40       68      70.0
                          ------------------------     ------------------------
Total Group                504      709      40.7       198      236      19.2

NM = Not a meaningful comparison
===============================================================================

Other operating expenses include occupancy, advertising, computer costs, bad debts, vehicle costs, office expenses, postage and agency, outsourcing costs and certain direct costs.


New Zealand

Other operating expenses increased by NZ$73 million, or 16.1%, for the nine months and NZ$10 million, or 6.3%, for Q3 2000-01. Outsourcing costs for both the quarter and nine months increased following the sale of ConnecTel effective from 1 June 2000. The increase for the nine months also reflected the outsourcing of information services to EDS effective from 1 September 1999. The outsourcing has resulted in a reduction in labour costs (see "Labour").


Australia

Other operating expenses increased due to the other operating expenses of TCNZA and increased expenses for AAPT. AAPT's other operating expenses increased by 65.8% to A$131 million for the nine months and by 71.4% to A$48 million for Q3 2000-01. These increases reflect the increase in volume of AAPT's business.

AAPT incurred a larger than expected one-off outside services cost due to the substantial customer support required for the success of Smartchat's bundled residential telephony product. This has led to development of a new call centre in Bendigo, Victoria. The full commissioning of the new call centre has now occurred and it is operating to planned costs.

Also contributing to this increase in outside services were legal and other costs relating to continuing arbitration and efforts made by AAPT to drive further competition in the Australian Telecommunications Industry.

Depreciation and amortisation

                            Nine months               Third quarter
                       2000    2001    Change    2000    2001    Change
                       NZ$m    NZ$m      %       NZ$m    NZ$m      %
-----------------------------------------------------------------------
New Zealand             427     418     (2.1)     146     140     (4.1)

Australia                18      51       NM       13      22     69.2

Goodwill amortised on
 consolidation of AAPT   19      65       NM       13      22     69.2
                       ------------------------------------------------
Total Group             464     534     15.1      172     184      7.0

NM = Not a meaningful comparison

New Zealand

Depreciation and amortisation expense (excluding goodwill amortised on acquisition of AAPT) decreased by NZ$9 million, or 2.1%, for the nine months and NZ$6 million, or 4.1%, for Q3 2000-01. The decrease reflects lower depreciation following the sale of Connectel effective from 1 June 2000. The increase in amortisation of goodwill on consolidation of AAPT for the quarter is due to the purchase of the remaining 20% of AAPT in December 2000.

Australia

AAPT's depreciation and amortisation expense increased by 28.1% to A$41 million for the nine months and by 54.5% to A$17 million for Q3 2000-01. This increase included the depreciation of AAPT's recently acquired infrastructure assets, CBD fibre, Southern Cross capacity and a backbone network. Amortised costs remained relatively stable.

Net Interest Expense and Taxation

Net interest expense increased by NZ$95 million, or 79.8%, for the nine months and NZ$26 million, or 50.0%, for Q3 2000-01 compared with the same periods last year. The increases in net interest expense were largely due to funding the AAPT investment which accounted for NZ$71 million and NZ$15 million of the increase for the nine months and Q3 2000-01 respectively, and consolidation of AAPT's own interest costs.

Income tax expense decreased by NZ$15 million, or 4.7%, for the nine months and increased NZ$14 million, or 13.3%, for Q3 2000-01 compared with the same periods last year. The effective tax rates for the nine months and Q3 2000-01 were 29.1% and 23.0% respectively compared with 32.6% and 32.0% for the same periods last year and statutory rates of 33% for New Zealand and 34% for Australia. The effective tax rates for the current periods are lower due to dividends from Southern Cross which are taxed at a lower rate than the New Zealand statutory tax rate. The effect of the dividends are partly offset by the amortisation of goodwill on consolidation of AAPT which is non-deductible.


Associate Company Losses

The Telecom group result for the nine months includes equity accounted losses from Telecom's investment in Southern Cross and AAPT's investment in AOL Australia ("AOLA"). AOLA losses recorded in the nine months to 31 March 2001 have reduced the carrying value of AAPT's investment in AOLA to nil.


Capital Expenditure

                    Nine months
               2000     2001    Change
               NZ$m     NZ$m      %
--------------------------------------
New Zealand     458      505     10.3

Australia       127      524      NM
               -----------------------
Total Group     585    1,029     75.9

NM = Not a meaningful comparison

Capital expenditure for the nine months amounted to NZ$1,029 million, an increase of NZ$444 million, or 75.9%, compared with the same period last year. Australian capital expenditure for the nine months is not directly comparable to the previous period as the March 2000 amount only includes four months of AAPT's capital expenditure.

New Zealand

In New Zealand, Telecom currently expects to spend approximately NZ$900 million on capital expenditure in the 12 months to 30 June 2001. This includes expected CDMA capital expenditure, purchases of capacity from Southern Cross Cables Limited (approximately NZ$125 million) and the acquisition of spectrum licences from the New Zealand Government.

Australia

AAPT's capital expenditure for the nine months was A$379 million. This included expenditures for the CDMA, LMDS and CBD fibre networks as well as a payment for the Optus backbone and Southern Cross capacity.

In Australia, Telecom currently expects to spend approximately A$500 million on capital expenditure in the 12 months to 30 June 2001. This includes both AAPT and TCNZA's capital expenditure.


LIQUIDITY AND CAPITAL RESOURCES

Telecom believes it has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

                                                          Nine months
                                                   2000      2001     Change
Cash Flows                                         NZ$m      NZ$m       %
----------------------------------------------------------------------------
Net cash flows from operating activities           1,094     1,332      21.8

Net cash flows applied to investing activities    (1,866)   (1,877)      0.6

Net cash flows from financing activities             826       771      (6.7)
                                                  --------------------------
Net cash flow                                         54       226     318.5
                                                  --------------------------

Net cash flows from operating activities for the nine months were NZ$1,332 million, an increase of NZ$238 million compared with the same period last year. This increase is largely due to dividends received from Southern Cross.

Net cash used in investing activities was NZ$1,877 million, an increase of NZ$11 million compared with the same period last year. This increase largely reflects an increase in cash applied to the purchase of fixed assets and purchase of investments partially offset by the higher acquisition costs of shares in AAPT in 1999 compared with the current period.

Net cash from financing activities amounted to NZ$771 million, compared with NZ$826 million in the nine months to 31 March 2000. The decrease is largely due to a decrease in net proceeds from short-term and long-term debt. There were higher debt proceeds in the nine months to 31 March 2000 to fund the AAPT acquisition. This decrease is partly offset by lower dividend payments.

The net debt to net debt plus capital funds ratio was 65% at 31 March 2001, compared with 62% at 30 June 2000. In calculating this ratio, net debt is deemed to consist of total long and short-term debt, net of cash and short-term investments and a term deposit of NZ$21 million. Capital funds include shareholders' funds, capital notes (TeleNotes and Restricted Capital Securities) and minority interests.

Cash and short-term investments were NZ$912 million at 31 March 2001 compared with NZ$698 million at 30 June 2000. The increase mainly reflects the receipt shortly before quarter end of dividends from Southern Cross. As at 31 March 2001 Telecom had available unutilised committed facilities of NZ$1,020 million and US$400 million, as well as substantial uncommitted other borrowing capacity.

As at 31 March 2001 total interest-bearing long-term and short-term liabilities amounted to NZ$5,622 million, compared with NZ$4,323 million at 30 June 2000. Capital notes totalled NZ$944 million at 31 March 2001.


ECONOMIC TRENDS

Telecom's operations are significantly affected by the state of the New Zealand and Australian economies.

In New Zealand, gross domestic product ("GDP") grew in real terms by 3.4% for the year ended December 2000. A New Zealand Institute of Economic Research ("NZIER") consensus of forecasts indicates a decline in the rate of GDP growth to 2.9% for the year to March 2002. This outlook includes a sustained rise in export revenue and growth in domestic consumption and investment. The consumers price index rose 3.1% in the year ended March 2001, with the NZIER consensus forecast indicating a decline in annual inflation rates to under 3% over the next two years. Unemployment was 5.6% in the December 2000 quarter. New Zealand's population is 3.8 million people.

In Australia, the official measure of economic growth rose 3.7% in the year ended December 2000, with forecasts generally indicating a reduction in annual growth rates to between 2.0-3.0% during 2001 and 2002. The Australian consumer price index rose 5.2% in the year to December 2000, with inflation widely expected to decline sharply during 2001 and 2002 once the impact of the introduction of the new goods and services tax has passed. The official unemployment rate was 6.9% in March 2001. Australia's population is 19 million people.

COMPETITIVE ENVIRONMENT

New Zealand has highly competitive markets in telecommunications, governed by the Telecommunications Act 1987 and the Commerce Act 1986. Substantial network operators including Vodafone, Telstra-Saturn and Clear Communications (a subsidiary of British Telecom) provide services in competition with Telecom.

Telecom has extensive interconnection arrangements with 10 other operators in New Zealand, covering international services, and national and international voice services, as well as data, internet, cellular and trunked mobile services. These arrangements include comprehensive agreements reached with Clear and Telstra-Saturn in October and July 2000 respectively.

Six of the operators interconnecting with Telecom have the ability to offer local services. In each case there is a number portability agreement in place, enabling those competitors to provide customers with the option of changing between local service providers without the need to change numbers.

In addition, there are numerous other companies that provide calling services from overseas or by re-selling services from network operators in New Zealand. As at 31 December 2000, there were more than 80 Internet service providers operating in competition with Telecom's Xtra service. Telecom also faces competition in leased line, paging, directories services and in the supply, installation and maintenance of customer premises equipment.

Following a major inquiry into telecommunications regulation in New Zealand, the Government announced a new policy framework in December 2000. This framework confirms the importance of maximising competition in telecommunications markets while proposing to designate certain services that Telecom will be obliged to provide. These services include interconnection, wholesaling of certain Telecom's retail services, and number portability.

The framework includes a new Telecommunications Commissioner to be located within the Commerce Commission, with responsibilities for determining prices and terms and conditions on designated services where there is no agreement between the service providers, and oversight of regulations in the sector. While a change from the status quo, the framework, in the main, formally requires Telecom to provide services that it would ordinarily provide on the basis of commercial negotiation. In addition, the framework provides a process for the designation of any future services. The framework does not require further levels of wholesaling such as local loop unbundling. Accordingly, Telecom does not expect substantial changes in the competitive environment or in the level of investment being made in new technologies and services.

Legislation to enact the new policy framework was introduced in the New Zealand Parliament in May 2001. Consistent with the new policy, the Government and Telecom have agreed in principle on new Kiwi Share Obligations ("KSO") which continue and update arrangements first entered into in 1990.

Under the in principle agreement to update the KSO, Telecom would extend its option of free local calling to cover low speed data local calls. This includes a commitment to providing Internet access at a minimum data speed of 9.6 kbps to 99% of residential lines (and 14.4 kbps for 95%) through a programme of rural network investment over a two-year period from the passing of the legislation (expected to occur in the second half of calendar year 2001). The Government has accepted the need for losses arising from the provision of services under the KSO to be shared equitably within the telecommunications industry. The terms of this sharing have yet to be finalised, as does the final form of the revised KSO. Disclosure requirements on Telecom, imposed by regulations in 1999, have been reduced.

In March 2001, under the Telecommunications (Information Disclosure) Regulations 1999, Telecom issued a calculation of the cost of residential service subsidies under the KSO. The calculation showed a total annual cost to Telecom of NZ$185.6 million for providing service to subsidised customers.

LITIGATION

In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Due to the nature of the Australian telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. To the extent that these disputes are settled in a manner that is contrary to Telecom's interests, it is possible that they will negatively impact on the Group's financial position. It is not currently possible to quantify any such impact.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial conditions or results of operations.


OTHER MATTERS

Southern Cross

Southern Cross was established in October 1998 to build, own, operate and maintain a trans-Pacific fibre optic cable network (called the Southern Cross Cable Network) as well as market capacity on the cable. Telecom, Cable & Wireless Optus and MCI WorldCom are the shareholders in Southern Cross. Telecom holds a 50% equity interest.

Southern Cross achieved cable ready-for-service in November 2000 and from 28 February 2001 has provided full restoration capacity between New Zealand, Australia and the United States.

The company's data gathering meetings have generated total capacity sales of around US$1.6 billion. Southern Cross recently announced plans for additional capacity upgrades to meet future capacity demands.

In March 2001 Southern Cross successfully closed a US$950 million non-recourse senior secured credit facility. The funding has been applied to repay, in full, interim funding provided by shareholders and to refinance a US$640 million bridging facility which expired on 31 March 2001.

Telecom-AAPT Integration Progressed

During the quarter ended 31 December 2000, Telecom's wholly owned subsidiary TCNZ Australia Investments Pty Limited acquired the remaining shares in AAPT that it did not already own. 100% consolidation of AAPT's results was effective from 1 December 2000.

In order to capture synergies between Telecom and AAPT, the enlarged Telecom group includes six business units including the Australian-based units of AAPT and TCNZ Australia, the internet and Mobile businesses operating on both sides of the Tasman (each under an integrated management team), and the New Zealand-based units of Telecom Sales & Service and resolutions. The integration of Telecom and AAPT is ongoing with expansion in Australia a core strategy with current focus on the areas of Mobile and Data (including the Internet)

Close Down of CDMA Roll-out in Australia

In December 2000 Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to a comprehensive review of the rollout of a A$500 million CDMA mobile network in Australia. On 3 May 2001 Telecom announced that AAPT and Lucent had agreed to close down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues, whilst preserving their respective legal positions in the meantime. Included within capital work in progress is AAPT's cumulative expenditure to date on the project, totalling approximately A$125 million (excluding the costs of spectrum acquired). It is probable that the recoverable amount of these assets will be lower than the amount currently expended, but it is not yet possible to quantify the extent of any asset impairment or any other costs that may arise, as this is wholly dependent on the result of ongoing interaction between AAPT and Lucent.


GLOSSARY

ADSL (Asymmetric Digital Subscribers Line) - A technology for delivering a high bit rate link to customers over ordinary copper. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

Bandwidth - Transmission capacity. The larger the bandwidth, the greater the capacity of voice, video or data that can be carried.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection - For the purposes of measuring cellular connections in this commentary, a cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

Centrex - The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional PBX features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

CPE (Customer Premises Equipment) - Any telecommunications equipment that resides in the customer's premises and does not constitute part of the network (e.g. telephones, fax machines, PBX's).

IP (Internet Protocol) - A principal communications protocol used in the Internet.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

LAN (Local Area Network) - A local area network is one that spans a limited geographical area (usually within one building or site) and interconnects a variety of computers and terminals, usually at very high data rates.

LanLink - A group of Telecom services that link customer LANs together via a Wide Area Network (WAN). Solutions involve a degree of customisation in each case.

LMDS (Local Multipoint Distribution System) - A wireless system for distribution of broadband services that functions in the 26 to 29 GHz band.

PBX (Private Branch Exchange) - Customer premises switch, connected to the PSTN, which operates as a private local exchange, typically providing reduced-digit dialling for internal calls.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

DSL - A reference to any of the many Digital Subscribers Line technologies, e.g. ADSL.

OVERVIEW OF SURPLUS FROM OPERATIONS

                                                     Nine months ended                  Variation
                                                         31 March                         00/01
-----------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)
                                             2000       %        2001       %          $          %
-----------------------------------------------------------------------------------------------------
Operating revenues

Local service                                 796      25.5       803      18.8          7        0.9
Calling
  National                                    658      21.1       887      20.7        229       34.8
  International                               356      11.4       431      10.1         75       21.1
  Other                                        39       1.3        52       1.2         13       33.3
                                            ---------------------------------------------------------
                                            1,053      33.8     1,370      32.0        317       30.1

Interconnection                                66       2.1        69       1.6          3        4.5
Cellular and other mobile                     508      16.3       649      15.2        141       27.8
Internet                                       66       2.1       122       2.9         56       84.8
Data                                          316      10.1       442      10.3        126       39.9

Other operating revenues
  Directories                                 152       4.9       159       3.7          7        4.6
  Equipment                                    65       2.1        47       1.1        (18)     (27.7)
  Dividends from associate                      -         -       245       5.7        245          -
  Miscellaneous other                          82       2.6       373       8.7        291      354.9
                                            ---------------------------------------------------------
                                              299       9.6       824      19.2        525      175.6

Abnormal revenues                              15       0.5         -         -        (15)         -
                                            ---------------------------------------------------------
Total operating revenues                    3,119     100.0     4,279     100.0      1,160       37.2
                                            ---------------------------------------------------------

Operating expenses

  Labour                                      354      11.3       383       9.0         29        8.2
  Cost of sales                               702      22.5     1,398      32.7        696       99.1
  Other operating expenses                    504      16.2       709      16.5        205       40.7
                                            ---------------------------------------------------------
Total operating expenses                    1,560      50.0     2,490      58.2        930       59.6
                                            =========================================================

EBITDA                                      1,559      50.0     1,789      41.8        230       14.8
                                            ---------------------------------------------------------
  Depreciation and amortisation               464      14.8       534      12.5         70       15.1
                                            ---------------------------------------------------------
EBIT                                        1,095      35.2     1,255      29.3        160       14.6
                                            ---------------------------------------------------------

Certain reclassifications of prior period data have been made to conform to current period classifications

OVERVIEW OF SURPLUS FROM OPERATIONS

                                               Third quarter ended            Variation
                                                    31 March                    00/01
-----------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)
                                          2000      %       2001      %       $       %
-----------------------------------------------------------------------------------------
Operating revenues

Local service                              265     21.4      268     16.7      3      1.1
Calling
    National                               277     22.4      294     18.3     17      6.1
    International                          143     11.5      136      8.5     (7)    (4.9)
    Other                                   14      1.1       20      1.2      6     42.9
                                         ------------------------------------------------
                                           434     35.0      450     28.0     16      3.7

Interconnection                             24      1.9       26      1.6      2      8.3
Cellular and other mobile                  207     16.8      215     13.3      8      3.9
Internet                                    30      2.4       43      2.7     13     43.3
Data                                       128     10.3      157      9.8     29     22.7

Other operating revenues

    Directories                             66      5.3       66      4.1      -        -
    Equipment                               19      1.5       15      0.9     (4)   (21.1)
    Dividends from associate                 -        -      245     15.3    245        -
    Miscellaneous other                     51      4.2      121      7.6     70    137.3
                                         ------------------------------------------------
                                           136     11.0      447     27.9    311    228.7

Abnormal revenues                           15      1.2        -        -    (15)       -
                                         ------------------------------------------------
Total operating revenues                 1,239    100.0    1,606    100.0    367     29.6
                                         ------------------------------------------------

Operating expenses

    Labour                                 134     10.8      117      7.3    (17)   (12.7)
    Cost of sales                          355     28.6      474     29.5    119     33.5
    Other operating expenses               198     16.0      236     14.7     38     19.2
                                         ------------------------------------------------
Total operating expenses                   687     55.4      827     51.5    140     20.4
                                         ------------------------------------------------
                                         ------------------------------------------------
EBITDA                                     552     44.6      779     48.5    227     41.1
                                         ------------------------------------------------
    Depreciation and amortisation          172     13.9      184     11.5     12      7.0
                                         ------------------------------------------------
EBIT                                       380     30.7      595     37.0    215     56.6
                                         ------------------------------------------------

Certain reclassifications of prior period data have been made to conform to current period classifications

11 May 2001                                        [LOGO OF TELECOM NEW ZEALAND]

                                 MEDIA RELEASE

                          TELECOM NINE MONTH EARNINGS
                              GROW 11.5 PER CENT

Telecom achieved net earnings of NZ$681 million for the nine months ended 31 March 2001, an increase of 11.5 per cent from the corresponding period last year.

Chief Executive Theresa Gattung said Telecom was making solid progress with its transformation as an Australasian group while also securing the benefits of its highly successful Southern Cross Cable project.

Total revenues for the nine months increased to NZ$4,279 million, reflecting growth in both Australian and New Zealand businesses and initial dividend income of NZ$245 million from Southern Cross.

Ms Gattung said Telecom looked forward to continuation of revenue from this network investment over future years.

"Telecom is in great shape to develop its regional presence, building on current achievements in Southern Cross and AAPT, and on business alliances on both sides of the Tasman," Ms Gattung said.

For the quarter ended 31 March 2001, total revenues grew 29.6 per cent to NZ$1,606 million from the corresponding period last year. Net earnings were up
85.9 per cent to NZ$381 million.

"Telecom remains strongly focused on business growth while having real success in containing costs of operation," Ms Gattung said. Expenses in Telecom's New Zealand businesses declined 0.2 per cent for the quarter compared with the corresponding period last year.

                                    31 March 2001              31 March 2000
                                    Nine months    Q3          Nine months    Q3
Group revenues                      $4,279 M       $1,606 M    $3,119 M*      $1,239 M
Group EBITDA                        $1,789 M       $779 M      $1,559 M*      $552 M
Group net earnings                  $681 M         $381 M      $611 M*        $205 M
Third quarter dividend (per share)                 5 cents                    11.5 cents

* Figures include 4 months only of AAPT and no TCNZA


                          Telecom New Zealand Limited

                                                      [TELECOM NEW ZEALAND LOGO]

Dividend

Telecom will pay a fully imputed dividend for the third quarter of 2000-01 of 5 cents per share, unchanged from the previous two quarters. The dividend will be paid in New Zealand and Australia on 15 June 2001 and in New York on 22 June 2001. (A 3 per cent discount to current market price will apply to shares issued under the dividend reinvestment scheme).

Revenues

In New Zealand revenue growth reflected the Southern Cross dividend, along with gains in some of Telecom's calling businesses and data and Internet services. Data revenues grew 11.7 per cent for the quarter ended 31 March 2001, based largely on growth in IP network-based products including fast Internet access on ADSL. In Australia, data revenues were up 59.3 per cent for the quarter due to expansion in AAPT's data network services and the establishment of TCNZA's Commonwealth Bank of Australia contract in September 2000.

Internet revenues in New Zealand increased 18.8 per cent for the quarter, based on sustained growth in customers and usage. The Group's connect.com.au Internet and e-commerce business in Australia increased revenue 53.3 per cent for the quarter.

Telecom's total calling revenues were higher for the quarter, encompassing growth in New Zealand-based international revenues, Australian national calling revenues, and increased revenues from calls to cellular networks in both countries.

Mobile Business

Ms Gattung said Telecom's mobile business was making solid progress in New Zealand where revenues were up 0.7 per cent for the quarter ended 31 March 2001. Net connection growth for the three months was 118,000, lifting the total number of customers to 1,269,000.

"It has been another strong quarter, with good connection growth and stable margins in the lead up to the launch of our new CDMA network," Ms Gattung said.

CDMA is on track for commercial launch in New Zealand mid year, and, in preparation, Telecom has established Australian roaming facilities for customers.

The Group's Australian mobile service reseller business achieved 15.8 per cent revenue growth for the quarter, with total customers rising to 241,000 at 31 March 2001.


                          Telecom New Zealand Limited

                                                   [LOGO OF TELECOM NEW ZEALAND]


Operating Expenses

Ms Gattung said Telecom was sharply focused on management of operating expenses in the core business and this focus was reflected in results for the quarter ended 31 March 2001. New Zealand expenses were down 0.2 per cent and for the nine months, expense growth slowed to 4.8 per cent. In Australia, expense growth of 48.2 per cent for the quarter was due to growth in revenues especially AAPT's offer of Smartchat telephony services.

Total personnel costs for the quarter declined 12.7 per cent, largely due to Telecom's sale of the ConnecTel network maintenance business in June 2000. Total personnel in the Group was 7,394 at 31 March 2001, including 2,041 in Australia.

Australian Expansion

Ms Gattung confirmed Telecom's commitment to pursuing selected growth opportunities in Australia. "Integration of the AAPT businesses into the Telecom Group is well advanced and the growth momentum in those businesses has been maintained.

"We are drawing on the wealth of skill and experience built up in New Zealand, and combining that with the drive and ambition that reflects our position as a new entrant in Australia," she said.

For more information, contact:

Martin Freeth             or    Jessamy Mahony
Public Affairs Manager          Australian Communications Manager
Mob 61 401 772 956              Tel 61 2 9377 7916
                                Mob 61 414 344 653


                          Telecom New Zealand Limited